1Q
23

Itaú Unibanco Holding S.A.

_Risk and Capital Management - Pillar 3



First Quarter of 2023

Contents

Objective

This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Resolution BCB nº 54 and subsequent amendments, which addresses the disclosure of information on risks and capital management, the comparison between accounting and prudential information, the liquidity and market risk indicators, the calculation of risk-weighted assets (RWA), the calculation of the Total Capital ("Patrimônio de Referência" - PR), and the compensation of management members. [1]

The referred Resolution brought several amendments in the disclosure format of the Pillar 3 information, besides changes in the scope and frequency of the information disclosed. All these amendments, implemented by the Central Bank, aim the convergence of the Brazilian financial regulation to the recommendations of the Basel Committee, seeking to harmonize the information disclosed by financial institutions at an international level, and taking into account the structural conditions of the Brazilian economy.

The disclosure policy of the Risk and Capital Management Report presents the guidelines and responsibilities of the areas involved in its preparation, as well as the description of the information that must be disclosed and the integrity endorsement and approval governance, as established by the article 56 of the Resolution nº. 4,557.

Key indicators

Itaú Unibanco's risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on March 31, 2023, are summarized below.

Common Equity Tier I Ratio
12.0%
December 31, 2022 *11.9%*

Tier I Ratio
13.5%
December 31, 2022 *13.5%*

Total Capital Ratio
15.0%
December 31, 2022 *15.0%*

Common Equity Tier I
In R$ million
R$ 150,873
December 31, 2022 *R$ 147,781*

Tier I
In R$ million
R$ 169,787
December 31, 2022 *R$ 166,868*

Total Capital
In R$ million
R$ 188,752
December 31, 2022 *R$ 185,415*

RWA
In R$ million
R$ 1,260,433
December 31, 2022 *R$ 1,238,582*


13,5%
1,5%
11,93%
0,40%
-0,19%
-0,17%
13,5%
1,5%
11,97%
Tier I
Dec-22
Net Income in the quarter, dividends and Interest on Own Capital
Risk-Weighted Assets¹
Prudential and Equity Adjustments and acquisition of Ideal Holding Financeira S.A.
Tier I
Mar-23
Common Equity Tier I (CET I)
Additional Tier I (AT1)
(1) Excluding the exchange rate variation for the period.

[1] Compensation of management members data is reported annually.

Prudential Metrics and Risk Management

Itaú Unibanco invests in robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

The key prudential metrics related to regulatory capital and information on the bank's integrated risk management are presented below.

KM1: Key metrics at consolidated level

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, as demonstrated by the Common Equity Tier I, Additional Tier I Capital and Total Capital ratios.

On March 31, 2023, the Total Capital (PR) reached R$ 188,752 million, R$ 169,787 million of Tier I and R$ 18,965 million of Tier II.

R$ million	03/31/2023	12/31/2022	09/30/2022	06/30/2022	03/31/2022
Available capital (amounts)					
Common Equity Tier 1 (CET1)	150,873	147,781	142,780	133,651	129,053
Tier 1	169,787	166,868	161,872	151,245	145,402
Total capital	188,752	185,415	180,304	168,956	162,203
Excess of capital committed to ajusted permanent assets	-	-	-	-	-
Total capital detached	-	-	-	-	-
Risk-weighted assets (amounts)					
Total risk-weighted assets (RWA)	1,260,433	1,238,582	1,225,170	1,201,628	1,164,324
Risk-based capital ratios as a percentage of RWA					
Common Equity Tier 1 ratio (%)	12.0%	11.9%	11.7%	11.1%	11.1%
Tier 1 ratio (%)	13.5%	13.5%	13.2%	12.6%	12.5%
Total capital ratio (%)	15.0%	15.0%	14.7%	14.1%	13.9%
Additional CET1 buffer requirements as a percentage of RWA					
Capital conservation buffer requirement (%) (1)	2.5%	2.5%	2.5%	2.5%	2.0%
Countercyclical buffer requirement (%) (2)	-	-	-	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%	1.0%	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%) (3)	3.5%	3.5%	3.5%	3.5%	3.0%
CET1 available after meeting the bank's minimum capital requirements (%)	3.5%	3.4%	3.2%	2.6%	2.9%
Basel III leverage ratio					
Total Basel III leverage ratio exposure measure	2,351,498	2,322,443	2,243,975	2,102,773	2,015,946
Basel III leverage ratio (%)	7.2%	7.2%	7.2%	7.2%	7.2%
Liquidity Coverage Ratio					
Total high-quality liquid assets (HQLA)	331,477	325,269	313,037	279,847	293,573
Total net cash outflow	204,549	197,797	197,914	192,124	196,328
LCR (%)	162.1%	164.4%	158.2%	145.7%	149.5%
Net Stable Funding Ratio					
Total available stable funding	1,203,787	1,151,750	1,104,941	1,070,719	1,021,581
Total required stable funding	933,834	922,395	901,048	894,427	852,481
NSFR (%)	128.9%	124.9%	122.6%	119.7%	119.8%

1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,958 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.
2) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (BACEN Communication No. 39,864/23), and currently is set to zero. Should the requirement increase, the new percentage takes effect twelve months after the announcement.
3) The BACEN rules establish Capital Buffers, that corresponds to the sum of the Conservation, Contracyclical and Systemic requirements, as defined in CMN Resolution 4,958.

The Basel Ratio reached 15.0% on 03/31/2023, remaining at the same level as on 12/31/2022. The main variations were: increase of the result for the period, offset by the increase in the loan portfolio and equity and prudential adjustments.

Besides, Itaú Unibanco has a R$ 87,917 million capital excess in relation to its minimum required Total Capital. It corresponds to 7,0 p.p. above the minimum requirement (8%) and higher than the Capital Buffer requirement of 3.5% (R$ 44,115 million). Considering the Capital Buffers, the capital excess would be 3,5 p.p.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with the adjusted permanent assets. Itaú Unibanco falls within the maximum limit of 50% of adjusted PR, established by BACEN. On March 31, 2023, fixed assets ratio reached 20.4%, showing a surplus of R$ 55,827 million.

OVA – Bank risk management approach

Scope and main characteristics of risk management

To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco invests in robust risk management processes, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution's global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco's management through the processes of analysis and monitoring of capital and risk.

The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by Itaú Unibanco's employees in their daily routines are as follows:

- Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution;

- Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees to manage and mitigate risks consciously, respecting the ethic way of doing business. The risk culture is described in the item "Risk Culture";

- Risk Pricing: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios;

- Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions;

- Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services;

- Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution's reputation.

Since August, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO's roles, responsibilities and independence requirements.

Risk and Capital Governance

The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the Risk and Capital Management Committee (CGRC) provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco's Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC.

Additionally, the Itaú Unibanco Holding has corporate bodies that perform delegated duties in the risk and capital management, under the responsibility of the CRO (Chief Risk Officer).

To support this structure, the Risk Area is structured with specialized departments. The objective is to provide independent and centralized management of the institution's risks and capital, and to ensure the accordance with the established rules and procedures.

Itaú Unibanco's risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market's best practices, including governance for identifying emerging risks, which are those with medium and long-term impact potentially material about the business.

Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

- in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks;

- in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco's risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco's exposure, to ensure correct and timely corporate decisions;

- in the third line of defense, internal audit provides an independent assessment of the institution's activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators' minimum capital and risk management requirements.

Risk Culture

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen a culture that values and encourages conscious risk taking, discussions and actions on the institution's risks, and each and everyone's responsibility for risk management.

Besides the risk management policies, procedures and processes, the institution has as a central element of its Corporate Culture the message "Ethics is non-negotiable". Behavioral guidelines, also described in this culture, reinforce and strengthen the Conglomerate's risk management behavior by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its

customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of the situation.

Risk Appetite

Itaú Unibanco has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution's business strategy. The bank's risk appetite is grounded on the following declaration of the Board of Directors:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this declaration, the bank established six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

- Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the bank's capital ratios, in usual or stress situations, and the institution's debt issue ratings.

- Liquidity: establishes that the institution's liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

- Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank's portfolios, aiming at low volatility of results and business sustainability.

- Operational risk: focuses on controlling operational risk events that may adversely impact the bank's business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

- Reputation: deals with risks that may impact brand value and the institution's reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by observation of the institution's conduct.

- Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank's strategy.

Stress Testing

The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

Recovery Plan

In response to the latest international crises, the Central Bank issued the Resolution No. 4,502, which requires the development of a Recovery Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System.

Itaú Unibanco has a Recovery Plan that contemplates the entire Conglomerate, including foreign subsidiaries, and contains the description of the following items:

I. Critical functions rendered by Itaú Unibanco to the market, activities that, if abruptly interrupted, could impact the National Financial System (SFN) and the functioning of the real economy;

II. Institution's essential services: activities, operations or services which discontinuity could compromise the bank's viability;

III. Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery Plan;

IV. Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity;

V. Recovery strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy;

VI. Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders;

VII. Governance mechanisms necessary for the coordination and execution of the Recovery Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco.

This plan is reviewed annually and is subjected to the approval of the Board of Directors.

With this practice, Itaú Unibanco has been able to continuously demonstrate, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates.

Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes.

Capital Adequacy Assessment

For its capital adequacy assessment process, the annual Itaú Unibanco's procedure is as follows:

- Identification of material risks and assessment of the need for additional capital;
- Preparation of the capital plan, both in normality and stress situations;
- Internal assessment of capital adequacy;
- Structuring of capital contingency and recovery plans;
- Preparation of management and regulatory reports.

By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,907.

The result of the last ICAAP, which includes stress tests – dated as of December 2022 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position.

Capital Adequacy

Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness and the availability of Itaú Unibanco's capital to support business growth, the Total Capital levels were maintained above the minimum requirements.

OV1 – Overview of risk-weighted assets (RWA)

According to CMN Resolution 4,958 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach;
- RWA_{MINT} = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674;
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA		Minimum capital requirements
R$ million	03/31/2023	12/31/2022	03/31/2023
Credit Risk: standardised approach	**1,132,377**	**1,118,752**	**90,590**
Credit risk (excluding counterparty credit risk)	1,034,818	1,016,137	82,786
Counterparty credit risk (CCR)	37,042	40,222	2,963
Of which: standardised approach for counterparty credit risk (SA-CCR)	25,627	25,361	2,050
Of which: Current Exposure Method approach (CEM)	-	-	-
Of which: other CCR	11,415	14,861	913
Credit valuation adjustment (CVA)	6,458	7,695	517
Equity investments in funds - look-through approach	7,037	8,002	563
Equity investments in funds - mandate-based approach	-	104	-
Equity investments in funds - fall-back approach	2,215	1,461	177
Securitisation exposures - standardised approach	4,066	4,408	325
Amounts below the thresholds for deduction	40,741	40,723	3,259
Market risk	**26,754**	**23,240**	**2,140**
Of which: standardised approach	33,442	29,050	2,675
Of which: internal models approach (IMA)	25,015	23,097	2,001
Operational risk	**101,302**	**96,590**	**8,104**
Total	**1,260,433**	**1,238,582**	**100,834**

The higher amount of RWA was mainly due to the increase in the credit risk (RWA_{CPAD}).

Links between financial statements and regulatory exposures

LIA: Explanations of differences between accounting and regulatory exposure amounts

The main difference between the accounting carrying value and the amounts considered for regulatory purposes is the non-consolidation of non-financial companies (especially Insurance, Pension Plan and Capitalization companies) in the regulatory consolidated, a difference that also impacts the elimination of related parties transactions.

Within the regulatory scope, the procedures for assessing the need for prudent valuation adjustments (PVAs) arising from the pricing of financial instruments, as well as the description of the systems and controls used to ensure its reliability are described below.

The pricing methodology for the financial instruments subject to Resolution No. 4,277, of October 31st, 2013, conducted by an independent area from the business areas, considers, in addition to benchmarks, the risks listed in the closeout uncertainty, market concentration, early termination, model risk, investing and funding costs, unearned credit spread and others.

The fair value measurement at Itaú Unibanco follows the principles enclosed in the main regulatory bodies, such as CVM and BACEN. The institution follows the best practices in terms of pricing policies, procedures and methodologies and is committed to secure the pricing of financial instruments in its balance sheet with prices quoted and disclosed by the market, and in the impossibility of doing so, expends its best efforts to estimate which would be the fair price at which financial assets would be effectively traded, maximizing the use of relevant observable data and, under specific conditions, these instruments can be valued on a model basis. In all of these situations, the organization has control over its pricing methods and model risk management.

The process of independent price verification (IPV) follows the guidelines included in Resolution No. 4,277, with daily verification of prices and market inputs, which is performed by a team independent from the pricing team. This process is also subject to an independent evaluation by the internal control, internal audit and external audit teams.

The institution has a hybrid model for assessing the need for prudent valuation adjustments with two components. The first component is a timely assessment model that assesses new products, operations and risk factors traded and verifies the compliance and liability with any components of the existing prudent valuation adjustments. The second is a periodic assessment that aims to analyze the existing prudent valuation adjustments in relation to adequate pricing. The process and methodology are evaluated periodically and independently by internal controls and internal audit.

In the line *Other Differences* of the table LI2, are reported the transactions subject to credit risk and counterparty credit risk, which are not accounted for in the balance sheet or in the off-balance sheet amounts.

LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories

R$ million, at the end of the period							03/31/2023
			Carrying values of items:				
	Carrying values as reported in published financial statements	Carrying values under scope of regulatory consolidation	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets							
Current assets and Long-term receivables	2,508,091	2,239,175	1,752,414	439,607	17,925	309,414	27,513
Cash	33,007	32,907	32,907	-	-	8,995	-
Interbank investments	295,248	290,937	55,018	235,919	-	14,289	-
Securities and derivative financial instruments	862,643	617,903	508,851	88,424	17,925	70,718	987
Interbank accounts	196,937	196,929	184,146	-	-	-	12,783
Interbranch accounts	8	8	-	-	-	-	8
Loan, lease and other credit operations	858,965	848,148	840,838	-	-	82,908	7,310
Other receivables	256,552	247,970	126,281	115,264	-	132,504	6,425
Deferred tax assets	61,566	59,330	52,970	-	-	-	6,360
Sundry	194,986	188,640	73,311	115,264	-	132,504	65
Other assets	4,731	4,373	4,373	-	-	-	-
Permanent assets	38,942	57,251	38,872	-	-	-	18,379
Investments	13,493	32,372	31,948	-	-	-	424
Real estate	7,101	6,603	6,603	-	-	-	-
Real estate by lease	-	248	248	-	-	-	-
Goodwill and Intangible assets	18,348	18,028	73	-	-	-	17,955
Total assets	**2,547,033**	**2,296,426**	**1,791,286**	**439,607**	**17,925**	**309,414**	**45,892**
Liabilities							
Current and Long-term Liabilities	2,372,960	2,121,398	-	322,277	-	259,251	1,799,121
Deposits	914,834	925,079	-	-	-	55,938	925,079
Deposits received under securities repurchase agreements	320,585	320,602	-	285,460	-	356	35,142
Funds from acceptances and issuance of securities	276,725	276,725	-	-	-	30,608	276,725
Interbank accounts	83,375	83,375	-	-	-	-	83,375
Interbranch accounts	11,876	11,880	-	-	-	428	11,880
Borrowings and onlending	103,297	103,297	-	-	-	9,596	103,297
Derivative financial instruments	84,582	84,579	-	36,817	-	1,032	47,762
Technical provision for insurance, pension plan and capitalization	244,095	-	-	-	-	-	-
Provisions	16,593	16,363	-	-	-	-	16,363
Allowance for financial guarantees provided and loan commitments	2,846	2,846	-	-	-	-	2,846
Other liabilities	314,152	296,652	-	-	-	161,293	296,652
Deferred tax liabilities	4,840	4,398	-	-	-	-	4,398
Sundry	309,312	292,254	-	-	-	161,293	292,254
Total liabilities	**2,372,960**	**2,121,398**	**-**	**322,277**	**-**	**259,251**	**1,799,121**

LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements

R$ million					**03/31/2023**
		Carrying values of items:			
	Total	**Subject to credit risk framework**	**Subject to counterparty credit risk framework**	**Subject to the securitisation framework**	**Subject to the market risk framework**
Asset carrying value amount under scope of regulatory consolidation	2,250,534	1,791,286	439,607	17,925	309,414
Liabilities carrying value amount under regulatory scope of consolidation	322,277	-	322,277	-	259,251
Total net amount under regulatory scope of consolidation	1,928,257	1,791,286	117,330	17,925	50,163
Off-balance sheet amounts	187,211	144,466	42,745	-	-
Differences in valuations	-	-	-	-	-
Other differences	42,878	(9,193)	52,071	-	-
Exposure amounts considered for regulatory purposes	2,158,346	1,926,559	212,146	17,925	50,163

PV1: Prudent valuation adjustments (PVA)

In R$ million								**03/31/2023**
	Equity	**Interest rates**	**FX**	**Credit**	**Commodities**	**Total**	**Of which: In the trading book**	**Of which: In the banking book**
Closeout uncertainty, of which:	-	-	-	44	-	**44**	1	43
Closeout cost	-	-	-	*39*	-	**39**	*1*	*38*
Concentration	-	-	-	*5*	-	**5**	-	*5*
Early termination	-	43	-	47	-	**90**	-	90
Model risk	-	9	-	92	-	**101**	2	99
Operational risk	-	-	-	-	-	**-**	-	-
Investing and funding costs	-	-	-	-	-	**-**	-	-
Unearned credit spreads	-	-	-	-	-	**-**	-	-
Future administrative costs	-	-	-	-	-	**-**	-	-
Other	-	-	-	-	-	**-**	-	-
Total adjustment -	**-**	**52**	**-**	**183**	**-**	**235**	**3**	**232**

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the associate institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A..

Associate institutions that comprise the financial statements and the Prudential Conglomerate	Country [1]	% Equity share on capital
A1 Hedge Orange Master Fundo de Investimento Multimercado	Brazil	100.00%
Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
Banco Investcred Unibanco S.A.	Brazil	50.00%
Banco Itaú (Suisse) S.A.	Switzerland	100.00%
Banco Itaú Argentina S.A.	Argentina	100.00%
Banco Itaú BBA S.A.	Brazil	100.00%
Banco Itaú Chile [2]	Chile	65.62%
Banco Itaú Consignado S.A.	Brazil	100.00%
Banco Itaú International	United States	100.00%
Banco Itaú Paraguay S.A.	Paraguay	100.00%
Banco Itaú Uruguay S.A.	Uruguay	100.00%
Banco Itaú Veículos S.A.	Brazil	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	100.00%
Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios	Brazil	94.98%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	100.00%
FIDC B2cycle NPL	Brazil	100.00%
FIDC Cloudw Akira I	Brazil	96.92%
FIDC Orange NP	Brazil	100.00%
FIDC Sumup Solo	Brazil	94.02%
FII Kinea Desenv. LO	Brazil	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fundo A1 Hedge Orange Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
Fundo De Invest Dir Creditórios Não Padron NPL II	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios IA	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Rede	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Soul	Brazil	94.83%
Fundo em Direitos Creditórios Cielo Emissores I	Brazil	85.88%
Fundo Fortaleza de Investimento Imobiliário	Brazil	100.00%
Fundo Kinea Ações	Brazil	100.00%
Galaxy BBG GLXY Bitcoin BR ETF	Cayman Islands	100.00%
Hipercard Banco Múltiplo S.A.	Brazil	100.00%
Ideal Corretora de Títulos e Valores Mobiliarios S.A.	Brazil	51.00%
Ideal Holding Financeira S.A.	Brazil	51.00%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	100.00%
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Brazil	100.00%
IT Now Bloomberg Galaxy Bitcoin Fundo de Índice	Brazil	99.17%
Itaú (Panamá) S.A.	Panama	65.27%
Itaú Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Administradora de Fondos de Inversión S.A.	Uruguay	100.00%
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	Colombia	65.25%
Itaú Bank & Trust Bahamas Ltd.	Bahamas	100.00%
Itaú Bank & Trust Cayman Ltd.	Cayman Islands	100.00%
Itaú Bank, Ltd.	Cayman Islands	100.00%

1) The institutions operate in their respective countries of origin.
2) New denomination of Itaú Corpbanca.

Associate institutions that comprise the financial statements and the Prudential Conglomerate.	Country [1]	% Equity share on capital
Itaú BBA Europe S.A.	Portugal	100.00%
Itaú BBA International Plc.	United Kingdom	100.00%
Itaú BBA Trading S.A.	Brazil	100.00%
Itaú BBA Trading S.A. - Sucursal Uruguay	Uruguay	100.00%
Itaú BBA USA Securities Inc.	United States	100.00%
Itaú Cia. Securitizadora de Créditos Financeiros	Brazil	100.00%
Itaú Colombia S.A [2]	Colombia	65.27%
Itaú Comisionista de Bolsa Colombia S.A.	Colombia	65.27%
Itaú Chile New York Branch. [3]	United States	65.62%
Itaú Corredores de Bolsa Limitada	Chile	65.62%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	100.00%
Itaú EU Lux-Itaú Latin America Equity Fund	Luxembourg	69.71%
Itaú International Securities Inc.	United States	100.00%
Itaú Invest Casa de Bolsa S.A.	Paraguay	100.00%
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	Brazil	100.00%
Itaú OT Títulos Públicos Renda Fixa Referenciado DI Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	0.07%
Itaú Unibanco Holding S.A.	Brazil	100.00%
Itaú Unibanco Holding S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Unibanco S.A., Miami Branch	The United States	100.00%
Itaú Unibanco S.A., Nassau Branch	Bahamas	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Valores S.A.	Argentina	100.00%
ITB Holding Ltd.	Cayman Islands	100.00%
Kinea Ações Fundo de Investimento em Ações	Brazil	100.00%
Kinea CO-investimento Fundo de Investimento Imobiliario	Brazil	99.94%
Kinea I Private Equity FIP Multiestrategia	Brazil	99.64%
Kinea KP Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Kinea Ventures FIP	Brazil	100.00%
Licania Fund Limited	Cayman Islands	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Brazil	50.00%
Microinvest S.A. Soc. de Crédito a Microempreendedor	Brazil	100.00%
OCA Dinero Electrónico S.A.	Uruguay	100.00%
OCA S.A.	Uruguay	100.00%
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	100.00%
Redecard Instituição de Pagamento S.A.	Brazil	100.00%
Redecard Sociedade de Crédito Direto S.A	Brazil	100.00%
Resonance Uruguay S.A.	Uruguay	56.00%
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	100.00%
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	Brazil	100.00%

1) The institutions operate in their respective countries of origin.
2) Current denomination of Itaú Corpbanca Colombia S.A.
3) Current denomination of Itaú CorpBanca New York Branch.

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the associate institutions that comprise only the financial statements.

Associate institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
Albarus S.A.	Paraguay	100.00%
Ank Platform S.A.	Argentina	100.00%
Beta Correspondente e Tecnologia LTDA [2]	Brazil	100.00%
BICSA Holdings, Ltd.	Cayman Islands	100.00%
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
CGB II SPA	Chile	100.00%
CGB III SPA	Chile	100.00%
Cia. Itaú de Capitalização	Brazil	100.00%
Coinvestidores Participacoes V Ltda.	Brazil	0.05%
Estrel Serviços Administrativos S.A.	Brazil	100.00%
FC Recovery S.A.U.	Argentina	100.00%
FIC Promotora de Vendas Ltda.	Brazil	50.00%
iCarros Ltda.	Brazil	100.00%
IGA Participações S.A.	Brazil	100.00%
Investimentos Bemge S.A.	Brazil	86.81%
Itaú Administradora General de Fondos S.A.	Chile	65.62%
Itaú Asesorías Financieras Limitada	Chile	65.62%
Itaú Asia Limited	Hong Kong	100.00%
Itaú Asset Management Administradora de Fondos Patrimoniales de Inversión S.A.	Paraguay	100.00%
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.00%
Itaú Bahamas Directors Ltd.	Bahamas	100.00%
Itaú Bahamas Nominees Ltd.	Bahamas	100.00%
Itaú BBA International (Cayman) Ltd.	Cayman Islands	100.00%
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile	100.00%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	100.00%
Itaú Corredor de Seguros Colombia S.A.	Colombia	65.61%
Itaú Corredores de Seguros S.A.	Chile	65.62%
Itaú Corretora de Seguros S.A.	Brazil	100.00%
Itaú Holding Colombia S.A.S.	Colombia	65.62%
Itaú Institucional Renda Fixa Fundo de Investimento	Brazil	100.00%
Itaú International Holding Limited	United Kingdom	100.00%
Itaú Rent Administração e Participações Ltda.	Brazil	100.00%
Itaú Securities Services Sociedad en Liquidación	Colombia	65.29%
Itaú Seguros Paraguay S.A.	Paraguay	100.00%
Itaú Seguros S.A.	Brazil	100.00%
Itaú Unibanco Asset Management Ltda.	Brazil	100.00%
Itau Unibanco Comercializadora de Energia Ltda.	Brazil	100.00%
Itaú USA Asset Management Inc.	United States	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itauseg Participações S.A.	Brazil	100.00%
Itauseg Saúde S.A.	Brazil	100.00%
ITB Holding Brasil Participações Ltda.	Brazil	100.00%
Itub S.A. [3]	Uruguay	100.00%
IU Corretora de Seguros Ltda.	Brazil	100.00%
IUPP S.A.	Brazil	100.00%
Karen International Limited	Bahamas	100.00%

1) The institutions operate in their respective countries of origin.
2) Current denomination of Itaú Gestão de Vendas Ltda.
3) New denomination of Itaú BBA México S.A. de C.V.

Associate institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
Kinea Investimentos Ltda.	Brazil	80.00%
Maxipago Serviços de Internet Ltda.	Brazil	100.00%
Mundostar S.A.	Uruguay	100.00%
PR Curitiba Mariano Torres Ltda.	Brazil	100.00%
Proserv - Promociones y Servicios, S.A. de C.V.	Mexico	100.00%
Provar Negócios de Varejo Ltda.	Brazil	100.00%
Recaudaciones y Cobranzas Limitada	Chile	65.62%
Recovery do Brasil Consultoria S.A.	Brazil	100.00%
RJ Niteroi Icarai Ltda.	Brazil	100.00%
RT Alm 5 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Alm Soberano 2 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Defiant Multimercado - Fundo de Investimento	Brazil	100.00%
RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
RT Multigestor 4 Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
RT Nation Renda Fixa - Fundo de Investimento	Brazil	100.00%
RT Valiant Renda Fixa - Fundo de Investimento	Brazil	100.00%
SAGA II SPA	Chile	100.00%
SAGA III SPA	Chile	100.00%
SP Amadeu Amaral Ltda.	Brazil	100.00%
SP Antonia de Queiroz Ltda	Brazil	100.00%
SP Augusta Ltda	Brazil	100.00%
SP Av Juscelino Kubitschek Ltda	Brazil	100.00%
SP Av Luis Carlos Berrini Ltda	Brazil	100.00%
SP Av Morumbi Ltda	Brazil	100.00%
SP Av. Sta. Catarina Ltda.	Brazil	100.00%
SP Bairro Moema Ltda.	Brazil	100.00%
SP Bairro Sumarezinho Ltda	Brazil	100.00%
SP Bairro Vila Guilherme Ltda.	Brazil	100.00%
SP Brooklin Rua Santo Amaro Ltda	Brazil	100.00%
SP Brooklin St. Amaro Ltda.	Brazil	100.00%
SP Butanta Ltda	Brazil	100.00%
SP CEAGESP Ltda	Brazil	100.00%
SP Vila Clementino Ltda	Brazil	100.00%
SP Clelia Ltda	Brazil	100.00%
SP Eusebio Matoso Ltda	Brazil	100.00%
SP Pássaros e Flores Ltda	Brazil	100.00%
SP Itaberaba Ltda	Brazil	100.00%
SP Rua Padre João Manuel Ltda	Brazil	100.00%
SP Maracatins Ltda	Brazil	100.00%
SP Nova JK Ltda	Brazil	100.00%
SP Rua Da Consolacao Ltda	Brazil	100.00%
SP Rua Das Palmeiras Ltda.	Brazil	100.00%
SP Santos Embare Ltda.	Brazil	100.00%
SP Santos Jose Menino Ltda.	Brazil	100.00%
SP Serra De Bragança Ltda	Brazil	100.00%
SP Tatuape Ltda	Brazil	100.00%
SP Vila Olimpia Araguari Ltda.	Brazil	100.00%
Tulipa S.A.	Brazil	100.00%
Unión Capital AFAP S.A.	Uruguay	100.00%
Zup I.T. Serviços Tecnologia e Inovação S.A.	Brazil	52.96%
ZUP Innovation Corp.	United States	52.96%

1) The institutions operate in their respective countries of origin.

The institutions presented in the tables above represent the total scope of companies of Itaú Unibanco Holding.

Non Consolidated Institutions

The following institutions are the associates and the joint ventures not consolidated in the financial statements and Prudential Consolidation.

Non consolidated Institutions	Country [1]	% Equity share on capital [2]
Banfur International S.A.	Panama	30.00%
Biomas Serviços Ambientais, Restauração e Carbono S.A	Brazil	16.67%
BSF Holding S.A	Brazil	49.00%
CIP S.A	Brazil	23.33%
Compañia Uruguaya de Medios de Procesamiento S.A.	Uruguay	31.42%
Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.	Brazil	50.00%
Gestora de Inteligência de Crédito S.A	Brazil	15.71%
Kinea Private Equity Investimentos S.A.	Brazil	79.99%
Olímpia Promoção e Serviços S.A.	Brazil	50.00%
Porto Seguro Itaú Unibanco Participações S.A.	Brazil	42.93%
Pravaler S.A.	Brazil	51.94%
Prex Holding LLC	United States	30.00%
Rias Redbanc S.A.	Uruguay	25.00%
Tecnologia Bancária S.A.	Brazil	28.05%

1) The institutions operate in their respective countries of origin.
2) Considers only direct participation.

Material entities

The companies considered relevant and not consolidated in the Prudential Conglomerate are presented below, with information about total assets, stockholders' equity, country and activity:

R$ million			03/31/2023		12/31/2022	
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity
Cia. Itaú de Capitalização	Brazil	Premium bonds	4,155	542	4,184	578
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	Financial institution holding company	1,162	1,076	1,149	1,064
Itaú Corretora de Seguros S.A.	Brazil	Insurance, pension plans and health brokers	1,916	811	1,882	658
Itaú Seguros S.A.	Brazil	Insurance	7,744	1,789	7,530	1,626
Itaú Vida e Previdência S.A.	Brazil	Pension plan	240,525	3,899	234,434	3,738
Itauseg Participações S.A.	Brazil	Non financial institution holding company	9,427	9,397	8,918	8,718
ITB Holding Brasil Participações Ltda.	Brazil	Financial institution holding company	36,307	35,861	36,109	35,372
Provar Negócios de Varejo Ltda.	Brazil	Other auxiliary activities for financial services	2,102	2,055	2,097	2,017

Composition of Capital

CCA: Main features of regulatory capital instruments

The authorized regulatory capital instruments may be extinguished according to the criteria established in Resolution nº 4,955, such as non-compliance with the minimum regulatory ratios, decree of temporary special administration regime or intervention, application of public resources or upon the Central Bank of Brazil determination. Should any criteria for the extinction of subordinated instruments be triggered, the area responsible for Itaú Unibanco's Capital management will activate the areas involved to execute the following action plan:

- Treasury and products, through the payment agent of the subordinated instruments or straight through the central depository, will notify its holders and take actions to ensure that Itaú Unibanco's trading desks cease to trade such instruments;

- The operational and accounting areas will carry out the necessary procedures for the proper treatment of the extinction; and

- The Investor Relations area will communicate to the market of the extinction of the subordinated instruments.

The table CCA - Main features of regulatory capital instruments, is available at www.itau.com.br/investor-relations, section "Results and Reports", "Regulatory Reports", "Pillar 3".

CC1 - Composition of regulatory capital

		Value (R$ Thousand)	Balance Sheet Reference
			03/31/2023
	Common Equity Tier I: instruments and reserves		
1	Instruments Eligible for the Common Equity Tier I	90,978,131	(k)
2	Revenue reserves	80,767,842	(l)
3	Other revenue and other reserve	(6,593,778)	(m)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1 capital)	6,647,571	(j)
6	**Common Equity Tier I before regulatory adjustments**	**171,799,766**	
	Common Equity Tier I: prudential adjustments		
7	Prudential adjustments related to the pricing of financial instruments	235,137	
8	Goodwill (net of related tax liability)	2,941,358	(e)
9	Intangible assets	15,439,539	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998	2,133,602	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	58,472	
15	Actuarial assets related to defined benefit pension funds	-	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	118,359	(n)
17	Reciprocal cross-holdings in common equity	-	
18	Total value of adjustments related to net non-significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	
19	Total value of adjustments related to net significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments	-	
21	Total value of adjustments related to tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions	-	
22	Amount that exceeds 15% of the Common Equity Tier I	-	
23	Of which: arising from net investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	
25	Of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization	-	
26	National specific regulatory adjustments	-	
26.a	Deferred permanent assets	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	
26.d	Increase of unauthorized capital	-	
26.e	Excess of the amount adjusted of Common Equity Tier I	-	
26.f	Deposit to cover capital deficiency	-	
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	-	(i)
26.h	Excess of resources invested on permanent assets	-	
26.i	Total capital detached	-	
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory purposes	-	
27	Other residual differences related to the calculation of the Common Equity Tier I for regulatory purposes	-	
28	**Total regulatory deductions from the Common Equity Tier I**	**20,926,467**	
29	**Common Equity Tier I**	**150,873,300**	
	Additional Tier I Capital: instruments		
30	Instruments eligible for the Additional Tier I Capital	18,017,424	
31	Of which: classified as equity under applicable accounting standards	-	
32	Of which: classified as liabilities under applicable accounting standards	18,017,424	
33	Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
34	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group additional Tier 1 capital)	896,706	
35	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
36	Additional Tier I Capital before regulatory adjustments	18,914,130	

Additional Tier I Capital: regulatory adjustments			
37	Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically	-	
38	Reciprocal cross-holdings in additional Tier 1 instruments	-	
39	Total value of adjustments related to net non-significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
40	Total value of adjustments related to net significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
41	National specific regulatory adjustments	-	
41.b	Non-controlling interest in Additional Tier I Capital	-	
41.c	Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory purposes	-	
42	Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II Capital to cover deductions	-	
43	**Total regulatory deductions from the Additional Tier I Capital**	**-**	
44	**Additional Tier I Capital (AT1)**	**18,914,130**	
45	**Tier I**	**169,787,430**	
Tier II: instruments			
46	Instruments eligible for Tier II	18,765,731	
47	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
48	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	199,308	
49	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
51	**Tier II before regulatory adjustments**	**18,965,039**	
Tier II: regulatory adjustments			
52	Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically	-	
53	Reciprocal cross-holdings in Tier 2 instruments	-	
54	Total value of adjustments related to net non-significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
55	Total value of adjustments related to net significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
56	National specific regulatory adjustments	-	
56.b	Non-controlling interest in Tier II	-	
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	
57	**Total regulatory deductions from Tier II Capital**	**-**	
58	**Tier II**	**18,965,039**	
59	**Referential Equity (Tier I + Tier II)**	**188,752,470**	
60	**Total risk-weighted assets**	**1,260,432,619**	
BIS Ratios and Additional Capital Buffers			
61	**Common Equity Tier I Ratio**	**12.0%**	
62	**Tier I Ratio**	**13.5%**	
63	**BIS Ratio**	**15.0%**	
64	**Additional Capital Buffers (% of RWA)**	**3.5%**	
65	Of which: capital conservation buffer requirement	2.5%	
66	Of which: bank-specific countercyclical buffer requirement	-	
67	Of which: capital buffer for institutions that are systemically important at global level (G-SIB)	1.0%	
68	Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% of RWA)	3.5%	
Amounts below the limit for deduction (non-weighted by risk)			
72	Total value, subject to risk weighting, of non-significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities, as well as non-significant investments in the Additional Tier I, Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	8,612,537	
73	Total value, subject to risk weighting, of significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	11,516,471	(f) / (a)
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	4,780,021	(c)
Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)			
82	Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
83	Amount excluded from the Additional Tier I Capital due to the line 82 limit	-	
84	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
85	Amount excluded from Tier II due to the line 84 limit	-	

CC2: Reconciliation of regulatory capital to balance sheet

R$ million, at the end of the period			03/31/2023
	Balance Sheet as in published financial statements	Under regulatory scope of consolidation	Reference [2]
Consolidated Balance Sheet [1]			
Assets			
Current assets and Long-term receivables	2,508,091	2,239,175	
Cash	33,007	32,907	
Interbank investments	295,248	290,937	
Securities and derivative financial instruments	862,643	617,903	
Interbank accounts	196,937	196,929	
Interbranch accounts	8	8	
Loan, lease and other credit operations	858,965	848,148	
Other receivables	256,552	247,970	
Deferred tax assets	61,566	59,330	(b) / (c)
Sundry	194,986	188,640	(b) / (d)
Other assets	4,731	4,373	
Permanent assets	38,942	57,251	
Investments	13,493	32,372	(a) / (e) / (f)
Real estate	7,101	6,603	
Real estate by lease	-	248	
Goodwill and Intangible assets	18,348	18,028	(e) / (h) / (i)
Total assets	**2,547,033**	**2,296,426**	
Liabilities			
Current and Long-term Liabilities	2,372,960	2,121,398	
Deposits	914,834	925,079	
Deposits received under securities repurchase agreements	320,585	320,602	
Funds from acceptances and issuance of securities	276,725	276,725	
Interbank accounts	83,375	83,375	
Interbranch accounts	11,876	11,880	
Borrowings and onlending	103,297	103,297	
Derivative financial instruments	84,582	84,579	
Technical provision for insurance, pension plan and capitalization	244,095	-	
Provisions	16,593	16,363	
Allowance for financial guarantees provided and loan commitments	2,846	2,846	
Other liabilities	314,152	296,652	
Deferred tax liabilities	4,840	4,398	(b) / (c)
Sundry	309,312	292,254	(d)
Non-controlling interest in subsidiaries	9,141	9,994	(j)
Stockholders' equity	**164,932**	**165,034**	
Capital	90,729	90,978	(k)
Other Revenues and Other Reserves	(7,382)	(6,594)	(m)
Revenue reserves	81,703	80,768	(l)
(Treasury shares)	(118)	(118)	(n)
Total liabilities and stockholders' equity	**2,547,033**	**2,296,426**	

1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.
2) Prudential information that is presented in the Template CC1 of this document.

Macroprudential Indicators

CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer

The following table details the geographic distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer, according to Circular 3,769 of 29 October 2015:

R$ million 03/31/2023

Geographical breakdown	Countercyclical capital buffer rate	Exposure values and/or risk- weighted assets (RWA) used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate	Countercyclical capital buffer amount [3]
		Amount of credit risk exposure to the non-banking private sector	RWACPrNB		
Brazil	-	1,812,520	782,670		-
United Kingdom	1.00%	3,141	1,600		-
Luxembourg	0.50%	2,342	1,390		-
Sweden	1.00%	524	450		-
Norway	2.00%	313	178		-
Hong Kong	1.00%	8	8		-
Sum [1]		1,818,848	786,296		
Total [2]		**2,160,734**	**1,011,736**	**-**	**-**

1) Sum of RWACPrNBi portions related to credit risk exposures to the non-banking private sector in Brazil and jurisdictions with a percentage of the countercyclical buffer with values greater than zero.
2) Total of RWA for non-bank private credit risk exposures to all jurisdictions in which the bank has exposure, including jurisdictions with no countercyclical buffer percentage applied or with a countercyclical percentage equal to zero.
3) Calculated according to Circular 3.769, employing the discretionary exclusion of jurisdiction.

GSIB1: Disclosure of G-SIB indicators

The GSIB1 table, disclosure of global systemically important bank (G-SIB) indicators, is available on the website www.itau.com.br/investor-relations, section "Reports", "Pillar 3 and Global Systemically Important Banks", within the period stipulated by BCB Resolution 54/20.

Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748.

LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA)

R$ million	03/31/2023	12/31/2022
Total consolidated assets as published financial statements	2,547,033	2,469,958
Adjustment from differences of consolidation	(250,607)	(243,461)
Total assets of the individual balance sheet or of the regulatory consolidation, in the case of Leverage Ratio on a consolidated basis	2,296,426	2,226,497
Adjustments for derivative financial instruments	46,709	60,397
Adjustment for securities financing transactions (ie repos and similar secured lending)	13,431	16,731
Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures)	162,827	160,397
Other adjustments	(167,895)	(141,579)
Total Exposure	**2,351,498**	**2,322,443**

LR2: Leverage ratio common disclosure

R$ million	03/31/2023	12/31/2022
Items shown in the Balance Sheet		
Balance sheet items except derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	1,834,701	1,808,236
Adjustments for equity items deducted in the calculation of Tier I	(25,041)	(23,927)
Total exposure shown in the Balance Sheet	**1,809,660**	**1,784,309**
Transactions using Derivative Financial Instruments		
Replacement value for derivatives transactions	55,862	56,242
Potential future gains from derivatives transactions	27,049	42,498
Adjustment for collateral in derivatives transactions	-	-
Adjustment related to the deduction of the exposure because of the qualified central counterparty (QCCP) in derivative transactions on behalf of clients in which there is no contractual obligation to reimburse due to bankruptcy or default of the entities responsible for the settlement and compensation of transactions	(7,691)	(8,559)
Reference value for credit derivatives	36,762	34,157
Adjustment of reference value calculated for credit derivatives	(12,034)	(10,572)
Total exposure for derivative financial instruments	**99,948**	**113,766**
Repurchase Transactions and Securities Lending (TVM)		
Investments in repurchase transactions and securities lending	235,919	215,746
Adjustment for repurchases for settlement and creditors of securities lending	-	-
Amount of counterparty credit risk	13,431	16,731
Amount of counterparty credit risk in transactions as intermediary	29,713	31,494
Total exposure for repurchase transactions and securities lending	**279,063**	**263,971**
Off-balance sheet items		
Reference value of off-balance sheet transactions	507,430	498,918
Adjustment for application of FCC specific to off-balance sheet transactions	(344,603)	(338,521)
Total off-balance sheet exposure	**162,827**	**160,397**
Capital and Total Exposure		
Tier I	**169,787**	**166,868**
Total Exposure	**2,351,498**	**2,322,443**
Leverage Ratio		
Basel III Leverage Ratio	**7.2%**	**7.2%**

Liquidity Ratios

LIQA: Liquidity Risk Management Information

Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring in significant losses.

In line with the fundraising strategy, Itaú Unibanco has diversified and stable sources of funding available, monitored through concentration and maturity indicators, in order to mitigate liquidity risks, in accordance with the institution's risk appetite.

The governance of the liquidity risk management is based on advisory boards, subordinated to the Board of Directors or the executive structure of Itaú Unibanco. Such boards establish the institution's risk appetites, define the limits related to the liquidity control and monitor the liquidity indicators.

The control of the liquidity risk is carried out by an area that is independent of the business areas, responsible for defining the composition of the reserve, estimating the cash flow and the exposure to liquidity risk in different time horizons and monitoring short and long term liquidity indicators (LCR and NSFR respectively). In addition, it proposes minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco operates and reports any non-compliance to the competent authorities. All activities are subject to verification by the independent validation, internal controls and audit departments.

Additionally, and pursuant to the requirements of Resolution 4,557, BACEN Circular 3,749 and Circular 3,869, the Liquidity Risk Statement (DRL - LCR) and the Long Term Liquidity Statement (DLP - NSFR) are monthly sent to BACEN. Finally, the following items are periodically prepared and submitted to senior management for monitoring and decision support:

- Stress of liquidity indicators based on macroeconomic scenarios, simulation of reverse stress based on risk appetite, and projection of the main liquidity indicators to support decisions;
- Contingency and recovery plans for crisis situations, with actions that provide for a gradation according to the level of criticality determined by the easiness of implementation, taking into account the characteristics of the local market in which it operates, seeking a rapid restoration of liquidity indicators;
- Reports and graphs that describe risk positions;
- Concentration indicators of funding providers and time.

The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations,section "Itaú Unibanco", under "Corporate Governance", "Rules and Policies, Reports".

LIQ1: Liquidity Coverage Ratio (LCR)

	03/31/2023 (1)		12/31/2022 (1)	
	Total unweighted value (In thousand R$) (2)	Total weighted value (In thousand R$) (3)	Total unweighted value (In thousand R$) (2)	Total weighted value (In thousand R$) (3)
High Quality Liquidity Assets (HQLA)				
Total High Quality Liquid Assets (HQLA)		331,476,792		325,269,251
Cash Outflows (4)				
Retail deposits and deposits from small business customers, of which:	531,347,935	52,830,664	509,482,415	49,824,089
Stable deposits	254,520,406	12,726,020	249,430,248	12,471,512
Less stable deposits	276,827,529	40,104,644	260,052,167	37,352,577
Unsecured wholesale funding, of which:	323,988,318	144,501,767	318,663,857	139,414,357
Operational deposits (all counterparties) and deposits in networks of cooperative banks	6,383,707	2,207,037	7,822,420	1,628,427
Non-operational deposits (all counterparties)	315,620,809	140,310,928	308,561,209	135,505,702
Unsecured debt	1,983,802	1,983,802	2,280,228	2,280,228
Secured wholesale funding		19,807,546		20,556,572
Additional requirements, of which:	190,758,704	29,865,460	182,523,328	25,741,606
Outflows related to derivative exposures and other collateral requirements	31,697,108	18,172,385	25,709,429	14,402,668
Outflows related to loss of funding on debt products	773,247	773,247	534,813	534,813
Credit and liquidity facilities	158,288,349	10,919,827	156,279,086	10,804,125
Other contractual funding obligations	97,992,150	97,992,150	100,671,831	100,671,831
Other contingent funding obligations	270,552,712	27,054,737	273,829,258	25,693,781
Total Cash Outflows		372,052,324		361,902,238
Cash Inflows (4)				
Secured lending (eg reverse repos)	242,050,530	574,869	205,009,253	2,559,426
Inflows from fully performing exposures	48,921,949	31,034,899	44,224,639	26,716,670
Other cash inflows	154,674,721	135,893,283	152,480,767	134,828,222
Total Cash Inflows	445,647,200	167,503,051	401,714,659	164,104,318
		Total Adjusted Value (5)		**Total Adjusted Value (5)**
Total HQLA		331,476,792		325,269,251
Total net cash outflows		204,549,273		197,797,920
Liquidity Coverage Ratio (%)		162.1%		164.4%

1) Corresponds to 63 daily average observations at 1Q23 and 62 daily at 4Q22
2) Total balance off the cash inflows or outflows
3) After application of weighting factors
4) Potential cash outflows (Outflows e) and inflows (inflows e)
5) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749

Itaú Unibanco has High Quality Liquidity Assets (HQLA) that amounted to R$ 331.5 billion on average for the quarter, mainly composed of Sovereign Securities, Central Bank Reserves and Cash. Net Cash Outflows amounted to R$ 204.5 billion on average for the quarter, which are mostly comprised of Retail Funding, Wholesale, Additional Requirements, Contractual and Contingent Obligations, offset by Cash inflows from loans and other Cash inflows.

The table shows that the average LCR in the quarter is 162.1%, above the limit of 100% and therefore the institution has high quality liquidity resources comfortably available to support the losses in the standardized stress scenario for the LCR.

LIQ2: Net Stable Funding Ratio (NSFR)

03/31/2023	Value per residual effective maturity term (R$ thousand)				
	No Maturity [1]	Lower than six months [1]	Greater than or equal to six months, and lower than 1 year [1]	Greater than or equal to 1 year [1]	Weighted Value (In thousand R$) [2]
Available Stable Funding (ASF) [3]					
Capital	-	-	-	211,468,251	211,468,251
Reference Equity, gross of regulatory deductions	-	-	-	174,685,096	174,685,096
Other capital instruments not included in line 2	-	-	-	36,783,155	36,783,155
Retail Funding:	195,659,042	381,996,950	1,993,164	1,685,298	536,505,297
Stable Funding	113,494,324	149,201,253	19,579	17,815	249,597,212
Less Stable Funding	82,164,718	232,795,698	1,973,585	1,667,483	286,908,084
Wholesale Funding:	55,208,554	693,725,799	68,067,968	181,443,352	397,548,055
Operational deposits and deposits of member cooperatives	7,417,281	-	-	-	3,708,641
Other Wholesale Funding	47,791,272	693,725,799	68,067,968	181,443,352	393,839,414
Opertions in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	119,366,006	8,424,369	668,472	-
Other liabilities, in which:	97,416,141	164,306,202	4,890,740	55,820,366	58,265,736
Derivatives whose replacement values are lower than zero		32,434,650	-	-	
Other liability or equity elements not included above	97,416,141	131,871,553	4,890,740	55,820,366	58,265,736
Total Available Stable Funding (ASF)					1,203,787,339
Required Stable Funding (RSF) [3]					
Total NSFR high quality liquid assets (HQLA)					19,862,030
Operational deposits held at other financial institutions	-	-	-	-	-
Performing loans and securities (financial institutions, corporates and central banks)	1,259,211	541,003,464	124,709,944	552,854,976	678,402,533
Performing loans to financial institutions secured by Level 1 HQLA	1,212	18,862,278	-	29,816	1,916,165
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	1,032,334	34,577,253	5,743,198	28,304,651	36,663,029
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which:	225,665	440,893,319	90,167,775	242,160,355	367,179,726
With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644.	-	-	-	4,592,350	2,985,027
Performing residential mortgages, of which:	-	9,614,705	9,128,760	139,756,826	122,509,430
Which are in accordance to Circular 3,644, 2013, art. 22	-	-	-	90,117,772	78,416,195
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	37,055,909	19,670,211	142,603,328	150,134,182
Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	124,751,981	11,263,234	784,747	-
Other assets, in which:	88,560,308	212,426,261	12,232,170	104,658,053	223,014,523
Transactions with gold and commodities, including those with expected physical settlement	-				-
Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty.		-	-	10,515,088	8,937,825
Derivatives whose replacement values are higher than or equal to zero		31,347,563	-	9,711,141	4,163,629
Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin		-	-	1,636,572	1,636,572
All other assets not included in the above categories	88,560,308	181,078,698	12,232,170	82,795,252	208,276,497
Off-balance sheet transactions	603,946,809	8,171,286	-	-	12,554,750
Total Required Stable Funding (RSF)					933,833,836
NSFR (%)					128.9%

1) Corresponds to the total amount of Available Stable Funding (ASF) or Required Stable funding (RSF).
2) Corresponds to the amount after application of weighting factors.
3) Corresponds to the Available Stable Funding (ASF) or Required Stable Funding (RSF).

R$ thousand	Total Adjusted Value [1] 03/31/2023	12/31/2022
Total Available Stable Funding (ASF)	1,203,787,339	1,151,750,494
Total Required Stable Funding (RSF)	933,833,836	922,394,902
NSFR (%)	**128.9%**	**124.9%**

1) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869.

Itaú Unibanco has an Available Stable Funding (ASF) amounted to R$ 1,203.8 billion in the 1st quarter, mainly composed of Capital, Retail Funding and Wholesale. In addition, the Required Stable Funding (RSF) amounted to R$ 933.8 billion in the 1 quarter, which is mostly composed of loans and financing granted to wholesale, retail, central economies and central bank operations. I

The table shows that the NSFR at the end of the quarter is 128.9%, above the limit of 100%, and therefore the institution has Available Stable Funding to support the Required Stable Funding comfortably in the long-term, according to the metric.

Credit Risk

CRA: Qualitative information on credit risk management

Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower's, issuer's or counterparty's credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution's risk appetite for each market segment in which Itaú Unibanco operates. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are also function of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase, with the periodic monitoring of troubled assets, which are defined as:

- Overdue Transactions for more than 90 days;
- Restructured Operations;
- Counterparties that present inability to pay, whether by legal measures, judicial reorganization, bankruptcy, loss, among others;
- Significant deterioration in credit quality, which can be identified by deterioration in internal rating metrics, guarantees honored, among others.

Additionally, if it is identified that a CNPJ may contaminate the counterparties, they may be marked as Troubled Assets.

The monitoring contains information on significant exposures, including recovery history and prospects, as well as restructuring information. These analyzes are generated monthly for executives and quarterly for the Board of Directors through the Risk and Capital Management Committee (CGRC).

There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Such structure is subjected to internal and external auditing processes. The credit's portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable.

Itaú Unibanco's credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to individuals, small and medium companies, retail public, the credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models.

For wholesale public, the classification is based on information such as the counterparty's economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate.

Itaú Unibanco also has a specific structure and processes aimed at ensuring that other aspects of credit risk, such as country risk, are managed and controlled, described in the item "Other Risks".

In compliance with CMN Resolution 4,557, the document "Public Access Report - Credit Risk," which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section "Itaú Unibanco", under "Corporate Governance", "Rules and Policies", "Reports".

CR1: Credit Quality of Asset

R$ million				03/31/2023
	Gross carrying values of			
	Defaulted exposures (a) (1)	Non- defaulted exposures (b)	Allowances, Unearned Revenues and ECL accounting provision (c)	Net values (a+b-c)
Loans	72,405	966,303	161,346	877,362
Debt Securities	5,537	512,093	6,023	511,607
in which: Sovereigns	-	259,557	821	258,736
in which: Other Debts	5,537	252,536	5,202	252,871
Off - balance sheet exposures	-	505,021	782	504,238
Total	**77,942**	**1,983,417**	**168,151**	**1,893,207**

1) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

CR2: Changes in Stock of defaulted loans and debts securities

R$ million	**Total**
Defaulted loans and debt securities at end of the previous reporting period (12/31/2022)[1]	70,000
Loans and debt securities that have defaulted since the last reporting period	14,759
Amount returned to non-defaulted status	(484)
Amount written off	(13,335)
Other changes	7,002
Defaulted loans and debt securities at end of the reporting period (03/31/2023)[1]	**77,942**

1) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

CRB: Additional disclosure related to the credit quality of assets

The tables below contain additional disclosure related to the credit quality exposures reported in the table CR1. Where is informed breakdown of exposures by geographical area, industry and defaulted exposures. In addition, the total exposures by residual maturity by delay range, the total of restructured exposures and the percentage of the ten and one hundred largest exposures are reported.

Exposure by industry

Total Exposure

R$ million	Portfolio	03/31/2023
	Total Exposure (Net values)	Total Exposure (Gross values)
Companies	**1,124,458**	**1,166,617**
Public sector	**355,847**	**356,647**
Energy	1,279	1,279
Petrochemical and Chemical	2,797	2,796
Sundry	351,771	352,572
Private sector	**768,611**	**809,970**
Sugar and Alcohol	10,945	11,393
Agribusiness and Fertilizers	35,616	36,756
Food and Beverage	32,300	34,079
Banks and Other Financial Institutions	71,934	72,585
Capital Assets	12,465	13,003
Pulp and Paper	6,063	6,180
Electronic and IT	17,533	18,438
Packaging	5,437	5,635
Energy and Sewage	49,528	51,295
Education	7,333	7,791
Pharmaceuticals and Cosmetics	22,061	22,892
Real Estate Agents	60,815	63,638
Entertainment and Tourism	14,133	16,179
Wood and Furniture	8,354	9,209
Construction Material	12,018	13,233
Steel and Metallurgy	15,008	15,678
Media	1,715	1,749
Mining	8,588	8,846
Infrastructure Work	15,641	17,443
Oil and Gas	19,871	20,714
Petrochemical and Chemical	16,703	17,371
Health Care	13,131	13,900
Insurance and Reinsurance and Pension Plans	279	291
Telecommunications	15,803	16,433
Clothing and Footwear	8,384	9,016
Trading	3,377	3,582
Transportation	40,294	44,142
Domestic Appliances	4,662	4,811
Vehicles and Autoparts	30,523	31,918
Third Sector	3,827	4,047
Publishing and Printing	4,088	4,440
Commerce - Sundry	48,739	55,207
Industry - Sundry	15,203	15,400
Sundry Services	67,899	71,836
Sundry	68,341	70,840
Individuals	768,749	894,742
Total	**1,893,207**	**2,061,359**

Total defaulted loans and debt securities

R$ million	Portfolio	03/31/2023
	Defaulted Exposures [1]	Expected Credit Loss
Companies	**25,070**	**5,395**
Public sector	**18**	**18**
Energy	-	-
Petrochemical and Chemical	-	-
Sundry	18	18
Private sector	**25,052**	**5,377**
Sugar and Alcohol	283	145
Agribusiness and Fertilizers	317	181
Food and Beverage	1,031	431
Banks and Other Financial Institutions	62	36
Capital Assets	205	60
Pulp and Paper	59	22
Electronic and IT	663	236
Packaging	255	(89)
Energy and Sewage	149	79
Education	277	83
Pharmaceuticals and Cosmetics	553	201
Real Estate Agents	924	491
Entertainment and Tourism	1,169	388
Wood and Furniture	568	228
Construction Material	385	148
Steel and Metallurgy	471	192
Media	32	10
Mining	107	56
Infrastructure Work	1,222	122
Oil and Gas	310	125
Petrochemical and Chemical	233	80
Health Care	218	67
Insurance and Reinsurance and Pension Plans	-	-
Telecommunications	103	49
Clothing and Footwear	440	171
Trading	94	35
Transportation	1,019	435
Domestic Appliances	121	25
Vehicles and Autoparts	866	250
Third Sector	6	1
Publishing and Printing	234	80
Commerce - Sundry	5,188	1,833
Industry - Sundry	79	38
Sundry Services	2,359	798
Sundry	5,050	(1,630)
Individuals	52,872	21,817
Total	**77,942**	**27,212**

1) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

Exposure by remaining maturity

R$ million	Remaining maturities of transactions (Net values) [(1)]			03/31/2023
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
440,653	118,551	529,947	385,988	**1,475,139**

R$ million	Remaining maturities of transactions (Gross values) [(1)]			03/31/2023
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
478,136	122,365	597,352	443,374	**1,641,227**

1) Do not consider the amount of credits to be released.

Overdue exposures

R$ million	03/31/2023
	Gross portfolio
	Overdue amounts [1]
Less than 30 days	9,849
31 to 90 days	17,964
91 to 180 days	15,030
181 to 365 days	23,594
above 365 days	1,892
Total	**68,329**

1) According to Resolution 54, the table follows the same scope as table CR1.

Exposure by geographical area in Brazil and by country

Total Exposure

R$ million		03/31/2023
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Southeast	884,367	976,301
South	139,279	157,740
North	25,782	33,235
Northeast	113,688	137,792
Midwest	64,231	75,070
National territory [1]	260,879	259,803
Brazil	**1,488,226**	**1,639,941**
Argentina	9,010	9,199
Chile	210,630	216,003
Colombia	36,542	45,681
United States	25,638	25,752
Paraguay	17,994	18,225
United Kingdom	22,831	23,189
Swiss	3,819	3,818
Uruguay	36,780	37,320
Other	41,737	42,231
Foreign	**404,981**	**421,418**
Total	**1,893,207**	**2,061,359**

Total defaulted loans and debt securities

R$ million		03/31/2023
	Portfolio	
	Defaulted Exposures [2]	Expected Credit Loss
Southeast	50,138	14,438
South	7,805	3,046
North	2,369	1,011
Northeast	9,929	4,957
Midwest	4,732	1,940
National territory [1]	-	-
Brazil	**74,973**	**25,392**
Argentina	26	16
Chile	2,209	1,286
Colombia	381	228
United States	-	-
Paraguay	157	128
United Kingdom	-	-
Swiss	-	-
Uruguay	196	162
Other	-	-
Foreign	**2,969**	**1,820**
Total	**77,942**	**27,212**

1) Considers only Brazilian goverment bonds.
2) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

Largest debtors exposures

R$ million		03/31/2023
Loans, Debt Securities and Off-balance sheet exposures (CR1) [1]	Exposure	% of portfolio
10 largest debtors	340,889	18.0%
100 largest debtors	509,379	27.0%

1) According to Resolution 54, the table follows the same scope as table CR1, in which the exposure value considers sovereign debt securities.

Restructured exposures

R$ million		03/31/2023
	Overdue [1]	Others
Restructured Exposures [2]	27,422	80

1) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.
2) BCB Resolution No. 4,557 in its article 24, paragraph 1, item III, defines that every restructured operation will be characterized as a problematic asset.

CRC: Qualitative disclosure related to Credit Risk Mitigation techniques

Itaú Unibanco uses guarantees to increase its recovery capacity in operations subject to credit risk. The guarantees used can be financial, credit derivatives, fiduciary, real, legal structures with mitigation power and offsetting agreements. For these guarantees to be considered as credit risk mitigating instruments, it is necessary that they comply with the requirements and determinations of the that regulate them, whether internal or external, and that they are legally enforceable (effective), enforceable and regularly evaluated.

The information regarding the possible concentration associated with the mitigation of credit risk considers these different mitigating instruments, segregating by type and by provider. For reasons of confidentiality, the institution determines the non-disclosure of information beyond the classification of the type of guarantor, but ensuring adherence to the general requirements.

- **Fiduciary Guarantees and credit derivatives:** a third party assumes the responsibility for fulfilling the obligation contracted by the debtor, which falls on the general equity of that third party. Avals, sureties and CDS are examples of these guarantees.

Fiduciary guarantees are segregated into the following providers: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions, Sovereigns, National Treasury or Central Bank.

Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its securities portfolios. These instruments are priced based on models that use the fair price of market variables, such as credit spreads, recovery rates, correlations and interest rates. They are also segregated into: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions and Sovereigns.

- **Real and Financial Guarantees**: the borrower itself or a third party detaches one or more financial assets and/or one or more goods and/or one or more receivables, in such a way as to guarantee repayment to the creditor in the event of default. These guarantees are segregated by type: financial collateral, bilateral contracts, and assets.

- **Clearing and Settlement of Obligations Agreement and legal structures with mitigating power**: the clearing agreement aims to reduce the risk of credit exposure of one party to the other, resulting from transactions entered into between them, so that, in case of maturity, after offsetting, the net amount owed by the debtor to the creditor is identified. It is commonly used in derivative transactions, but it can also cover other types of financial transactions.

In legal structures with mitigation power and compensation agreements, mitigation is based on methodologies established and approved by the business units responsible for credit risk management and by the centralized credit risk control area.

Such methodologies consider factors related to the legal enforceability of the guarantees, the costs necessary for such and the expected value in the execution, taking into account the volatility and liquidity of the market.

To control the mitigating instruments, there is periodic monitoring that monitors the level of compliance with the use of each instrument when compared to internal measurement policies, even including corrective action plans when there is noncompliance, analyzing concentration, types, providers, formalization. The parameters used are: HE (Haircut of execution) which evaluates the probability of success in executing the guarantee, HV (Volatility Haircut) represents the liquidity of the collateral being offered, and LMM (Maximum Mitigation Limit) which is the mitigation ceiling for real guarantees.

CR3: Credit Risk mitigation techniques - overview[1]

R$ million — 03/31/2023

	Unsecured Exposures	Secured Exposures	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
Loans	808,964	84,302	8,319	75,983	-
Debt securities	491,125	486	486	-	-
in which: Sovereigns	142,174	3,387	1,095	2,292	-
in which: Other Debts	428,076	6,219	6,219	-	-
Total	1,870,339	94,394	16,119	78,275	-
Of which defaulted[2]	27,683	704	171	533	-

1) The mitigating instruments contemplated in this table are those foreseen in BACEN Circular 3,809.
2) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

Increase in debt securities of sovereigns and their central banks and loans secured by residential property.

CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects

R$ million — 03/31/2023

	Exposures before CCF and CRM		Exposures post-CCF and CRM		RWA and RWA density	
Asset classes	**On- balance sheet amount (a)**	**Off- balance sheet amount (b)**	**On- balance sheet amount (c)**	**Off- balance sheet amount (d)**	**RWA (e)**	**Off- balance sheet amount [e/(c+d)]**
Sovereigns and their central banks	577,125	-	577,125	-	21,597	4%
Non-central government public sector entities	3,155	469	3,155	384	3,018	85%
Multilateral development banks	707	-	707	-	-	-
Banks and other Financial Institutions authorized by Brazil Central Bank	140,269	8,342	140,269	4,495	52,035	36%
Corporates	447,496	114,320	447,496	76,368	465,993	89%
Regulatory retail portfolios	362,536	292,662	362,536	59,047	295,033	70%
Secured by residential property	136,954	4,082	136,954	4,082	50,967	36%
Secured by commercial real estate	351	265	351	265	308	50%
Equity stake	35,448	-	35,448	-	29,858	84%
Other assets	115,131	2,697	115,131	920	116,009	100%
Total	**1,819,172**	**422,837**	**1,819,172**	**145,561**	**1,034,818**	**53%**

CR5: Standardized Approach – exposures by asset classes and risk weights

R$ million	Risk weight (FPR)									03/31/2023
Asset classes	0%	10%	20%	35%	50%	75%	85%	100%	Others	Total credit exposures amount (post CCF and post-CRM)
Sovereigns and their central banks	542,600	-	4,267	-	20,807	-	-	7,674	1,777	577,125
Non-central government public sector entities	5	-	88	-	205	-	2,284	957	-	3,539
Multilateral development banks	707	-	-	-	-	-	-	-	-	707
Banks and other Financial Institutions authorized by Brazil Central Bank	3,599	-	65,112	158	73,877	-	-	2,018	-	144,764
Corporates	10,303	-	-	-	11,858	-	276,911	224,556	236	523,864
Regulatory retail portfolios	7,317	-	-	-	61,219	351,966	-	-	1,081	421,583
Secured by residential property	1	-	-	130,686	10,138	-	70	-	141	141,036
Secured by commercial real estate	-	-	-	-	616	-	-	-	-	616
Equity stake	-	-	-	-	7,083	-	13,654	14,711	-	35,448
Other assets	42	-	-	-	-	-	-	116,009	-	116,051
Total	**564,574**	**-**	**69,467**	**130,844**	**185,803**	**351,966**	**292,919**	**365,925**	**3,235**	**1,964,733**

The increase of total exposure in CR4 and CR5 occurred mainly in the lines of sovereigns and their central banks, corporate and loans secured by residential property.

Counterparty Credit Risk (CCR)

CCRA: Qualitative disclosure related to CCR

Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco has well-defined rules for calculating its managerial and regulatory exposure to this risk, and the models developed are used both for the governance of consumption of limits and management of counterparties sub-limits, as well as for the allocation of capital, respectively.

The managerial volatility of the potential credit risk (PCR) of derivatives (interpreted as the amount of potential financial exposure that an operation can reach until its maturity) and the volatility of repurchase agreements and foreign exchange transactions are monitored periodically to maintain the exposure at levels considered acceptable by the institution's management.

The risk may be mitigated by the use of margin call, initial margin or other mitigating instrument.

Currently, Itaú Unibanco does not have impact in the amount of collateral that the bank would be required to provide given a credit rating downgrade. The regulatory exposures of counterparty credit risk are presented as follows.

CCR1: Analysis of CCR exposures by approach

R$ million					03/31/2023
	Replacement cost	Potential future exposure	Multiplier applied to the calculation of EAD	EAD post mitigation	RWA
SA-CCR Approach	17,400	7,441	1.4	34,777	25,088
CEM Approach	-	-		-	-
Simple Approach for CCR mitigation (for SFTs and asset loans)				-	-
Comprehensive Approach for CCR mitigation (for SFTs and asset loans)				563,829	9,363
Total					**34,451**

CCR3: Standardised approach – CCR exposures by regulatory portfolio and risk weights

R$ million	Risk weight (FPR)									03/31/2023
Counterparties	**0%**	**10%**	**20%**	**50%**	**75%**	**85%**	**100%**	**150%**	**Others**	**Total**
Sovereigns	217,927	-	-	-	-	-	-	-	-	217,927
Non-central government public sector entities	-	-	-	-	-	63	38	-	-	101
Multilateral development banks	-	-	-	-	-	-	-	-	-	-
Banks and other Financial Institutions authorized by Brazil Central Bank	65,270	-	2,617	17,392	-	-	9	-	-	85,288
Corporates	267,713	-	-	-	-	14,784	11,998	-	-	294,495
Regulatory retail portfolios	-	-	-	-	-	-	-	-	-	-
Other Counterparties	207	-	-	41	-	-	547	-	-	795
Total	**551,117**	**-**	**2,617**	**17,433**	**-**	**14,847**	**12,592**	**-**	**-**	**598,606**

In the CCR1 and CCR3 tables there was increase of SFT exposures concentrated in Sovereigns' operations.

CCR5: Composition of collateral for CCR exposures

R$ million	Collateral used in derivative transactions				Collateral used in SFTs and asset loans	03/31/2023
	Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
	Segregated	Unsegregated	Segregated	Unsegregated		
Cash - domestic currency	-	4,586	-	-	234,193	244,081
Cash - other currencies	-	-	1	4,099	1,726	44,217
Domestic sovereign debt	-	-	13,310	-	276,636	232,421
Government agency debt	-	-	13,872	127	2,733	3,193
Corporate bonds	-	-	19,660	-	21,967	870
Equity securities	-	-	3	-	5	148
Other collateral	-	-	1,559	-	-	43
Total	**-**	**4,586**	**48,405**	**4,226**	**537,260**	**524,973**

Increase of posted collateral in derivatives transactions and in SFTs and increase of collateral received in SFTs.

CCR6: CCR associated with credit derivatives exposures

In R$ million	Protection bought	Protection sold 03/31/2023
Notionals		
Single-name credit default swaps	10,830	20,766
Index credit default swaps	-	-
Total return swaps	-	15,996
Total notionals	**10,830**	**36,762**
Fair values	**302**	**(375)**
Positive fair value (asset)	316	137
Negative fair value (liability)	(14)	(512)

CCR8: CCR associated with Exposures to central counterparties

R$ million		03/31/2023
	EAD (post-CRM)	RWA
Exposures to qualifying CCPs (QCCPs total)		2,591
Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	16,268	542
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	16,128	539
(iii) Securities financing transactions	5	-
(iv) Netting sets where cross-product netting has been approved	135	3
Segregated initial margin	-	
Non-segregated initial margin	7,096	2,028
Pre-funded default fund contributions	85	21
Exposures to non-QCCPs (total)		-
Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	-	-
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	-	-
(iii) Securities financing transactions	-	-
(iv) Netting sets where cross-product netting has been approved	-	-
Segregated initial margin	-	
Non-segregated initial margin	-	-
Pre-funded default fund contributions	-	-

Decrease of exposures associated with operations to be settled at QCCPs, especially of Exchange-traded derivatives.

Securitisation Exposures

SECA: Qualitative disclosure requirements related to securitisation exposures

Currently, Itaú Unibanco coordinates and distributes issues of securitized securities in the capital market with or without a firm placement guarantee. In case of exercising the firm guarantee, the bank will assume the risk as an investor in the operation.

Itaú Unibanco does not act as a sponsoring counterpart of any specific purpose company with the objective of operating in the securitisation market, nor does it manage entities that acquire securities issued or originated by their own.

In relation to accounting, it should be noted that (i) assets representing third-party securitisations are accounted for as well as other assets owned by the Bank, according to the brazilian accounting standards; and (ii) securitisation credits originating from Itaú Unibanco's own portfolio remain accounted for in cases of credit assignment with co-obligation.

In 2023, Itaú Unibanco did not carry out the sale of credit securitization assets without substantial risk retention and did not assign exposures with substantial risk retention, which have been honored, repurchased or written off as loss.

SEC1: Securitisation exposures in the banking book

R$ million — 03/31/2023

	Bank acts as originator			Bank acts as sponsor			Banks acts as investor		
	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal
Retail (total) - of which	-	-	-	-	-	-	**7,915**	-	**7,915**
residential mortgage	-	-	-	-	-	-	-	-	-
credit card	-	-	-	-	-	-	3,076	-	3,076
other retail exposures	-	-	-	-	-	-	4,839	-	4,839
re- securitisation	-	-	-	-	-	-	-	-	-
Wholesale (total) - of which	-	-	-	-	-	-	**2,900**	-	**2,900**
loans to corporates	-	-	-	-	-	-	2,900	-	2,900
commercial mortgage	-	-	-	-	-	-	-	-	-
lease and receivables	-	-	-	-	-	-	-	-	-
other wholesale	-	-	-	-	-	-	-	-	-
re- securitisation	-	-	-	-	-	-	-	-	-

SEC2: Securitisation exposures in the trading book

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC2.

SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC3.

SEC4: Securitisation exposures in the banking book and associated capital requirements - bank acting as investor

R$ million — 03/31/2023

	Exposure values (by risk weight bands)					Exposure values (by regulatory approach)		RWA (by regulatory approach)		Capital Requirements	
	≤20%	20% < FPR < 50%	50% ≤ FPR < 100%	100% ≤ FPR < 1.250%	1250%	Standardized approach	1250%	Standardized approach	1250%	Standardized approach	1250%
Total exposures	-	10,376	206	233	-	10,815	-	4,063	3	325	-
Traditional securitisation	-	**10,376**	**206**	**233**	-	**10,815**	-	**4,063**	**3**	**325**	-
Of which securitisation	-	10,376	206	233	-	10,815	-	4,063	3	325	-
Of which retail underlying	-	7,484	206	225	-	7,915	-	3,300	3	264	-
Of which wholesale	-	2,892	-	8	-	2,900	-	763	-	61	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-
Synthetic securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which retail underlying	-	-	-	-	-	-	-	-	-	-	-
Of which wholesale	-	-	-	-	-	-	-	-	-	-	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-

Market Risk

MRA: Qualitative disclosure requirements related to market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of:

- Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
- Provide a disciplined and well informed dialogue on the overall market risk profile and its evolution over time;
- Increase transparency as to how the business works to optimize results;
- Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
- Monitoring and avoiding the concentration of risks.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products.

The market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Resolution 111. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term.

The market risk management is based on the following key metrics:

- Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval;
- Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
- Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
- Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and

- Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

- Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

- Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and

- Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco.

The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco's risk appetite.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

MR1: Market risk under standardized approach

R$ million	03/31/2023
Risk factors	**RWA_{MPAD}**
Interest Rates	**27,445**
Fixed rate denominated in reais (RWA_{JUR1})	7,135
Foreign exchange linked interest rate (RWA_{JUR2})	11,826
Price index linked interest rate (RWA_{JUR3})	8,484
Interest rate linked interest rate (RWA_{JUR4})	-
Stock prices (RWA_{ACS})	**745**
Exchange rates (RWA_{CAM})	**1,925**
Commodity prices (RWA_{COM})	**3,327**
Total	**33,442**

In comparison to December, the metric of the standardized model (RWA_{MPAD}) increased, basically due to two factors: exposure to the Brazilian market's basic interest rates and to exchange rates - both variations also observed in the internal models, although to a lesser extent.

MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA)

In the internal models approach, the stressed VaR and VaR models are used. These models are applied to operations in the Trading Book and Banking Book. For the Trading Book, the risk factors considered are: interest rates, inflation rates, exchange rates, stocks and commodities. For the Banking Book, exchange rates and commodities are considered. The VaR and stressed VaR models are used in the companies of the Prudential Conglomerate that are presented in the following table:

Institution	Model considered for Market Risk
A1 Hedge Orange Master Fundo de Investimento Multimercado	VaR and Stressed VaR
Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	VaR and Stressed VaR
Banco Investcred Unibanco S.A.	VaR and Stressed VaR
Banco Itaú Argentina S.A.	VaR and Stressed VaR
Banco Itaú BBA S.A.	VaR and Stressed VaR
Banco Itaú Consignado S.A.	VaR and Stressed VaR
Banco Itaú Veículos S.A.	VaR and Stressed VaR
Banco ItauBank S.A.	VaR and Stressed VaR
Banco Itaucard S.A.	VaR and Stressed VaR
Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios	VaR and Stressed VaR
Dibens Leasing S.A. - Arrendamento Mercantil	VaR and Stressed VaR
FIDC B2cycle NPL	VaR and Stressed VaR
FIDC Cloudw Akira I	VaR and Stressed VaR
FIDC Orange NP	VaR and Stressed VaR
FIDC Sumup Solo	VaR and Stressed VaR
FII Kinea Desenv. LO	VaR and Stressed VaR
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	VaR and Stressed VaR
Fundo A1 Hedge Orange Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	VaR and Stressed VaR
Fundo De Invest Dir Creditórios Não Padron NPL II	VaR and Stressed VaR
Fundo de Investimento em Direitos Creditórios IA	VaR and Stressed VaR
Fundo de Investimento em Direitos Creditórios Rede	VaR and Stressed VaR
Fundo de Investimento em Direitos Creditórios Soul	VaR and Stressed VaR
Fundo em Direitos Creditórios Cielo Emissores I	VaR and Stressed VaR
Fundo Fortaleza de Investimento Imobiliário	VaR and Stressed VaR
Fundo Kinea Ações	VaR and Stressed VaR
Galaxy BBG GLXY Bitcoin BR ETF	VaR and Stressed VaR
Hipercard Banco Múltiplo S.A.	VaR and Stressed VaR
Ideal Corretora de Titulos e Valores Mobiliarios S.A.	VaR and Stressed VaR
Ideal Holding Financeira S.A.	VaR and Stressed VaR
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	VaR and Stressed VaR
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	VaR and Stressed VaR
IT Now Bloomberg Galaxy Bitcoin Fundo de Índice	VaR and Stressed VaR
Itaú Administradora de Consórcios Ltda.	VaR and Stressed VaR
Itaú Bank & Trust Bahamas Ltd.	VaR and Stressed VaR
Itaú Bank & Trust Cayman Ltd.	VaR and Stressed VaR
Itaú Bank, Ltd.	VaR and Stressed VaR
Itaú BBA USA Securities Inc.	VaR and Stressed VaR
Itaú Cia. Securitizadora de Créditos Financeiros	VaR and Stressed VaR
Itaú Corretora de Valores S.A.	VaR and Stressed VaR
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	VaR and Stressed VaR
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	VaR and Stressed VaR
Itaú OT Títulos Públicos Renda Fixa Referenciado DI Fundo de Investimento em Cotas de Fundos de Investimento	VaR and Stressed VaR
Itaú Unibanco Holding S.A.	VaR and Stressed VaR
Itaú Unibanco Holding S.A., Grand Cayman Branch	VaR and Stressed VaR
Itaú Unibanco S.A.	VaR and Stressed VaR
Itaú Unibanco S.A., Nassau Branch	VaR and Stressed VaR
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	VaR and Stressed VaR
Itaú Valores S.A.	VaR and Stressed VaR
ITB Holding Ltd.	VaR and Stressed VaR
Kinea Ações Fundo de Investimento em Ações	VaR and Stressed VaR
Kinea CO-investimento Fundo de Investimento Imobiliario	VaR and Stressed VaR
Kinea I Private Equity FIP Multiestrategia	VaR and Stressed VaR
Kinea KP Fundo de Investimento Multimercado Crédito Privado	VaR and Stressed VaR
Kinea Ventures FIP	VaR and Stressed VaR
Licania Fund Limited	VaR and Stressed VaR
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	VaR and Stressed VaR
Microinvest S.A. Soc. de Crédito a Microempreendedor	VaR and Stressed VaR
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	VaR and Stressed VaR
Redecard Instituição de Pagamento S.A.	VaR and Stressed VaR
Redecard Sociedade de Crédito Direto S.A	VaR and Stressed VaR
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	VaR and Stressed VaR
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	VaR and Stressed VaR
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	VaR and Stressed VaR

Itaú Unibanco, for regulatory purposes, uses the historical simulation methodology to calculate the VaR and Stressed VaR. This methodology uses the returns observed in the past to calculate the gains and losses of a portfolio over time, with a 99% confidence interval and a holding period of at least 10 days. On March 31, 2023, VaR represented 39% of the capital requirement, while the stressed VaR represented 61%. The same methodology is used for management purposes, that is, there are no differences between the managerial and regulatory models.

In relation to the VaR model, the historical returns are daily updated. Itaú Unibanco uses in its VaR model both the unweighted approach, in which historical data have the same weight, and the weighted by the volatility of returns. For the calculation of volatilities, the Exponentially Weighted Moving Average method is used. The Historical VaR methodology with 10-day maintenance periods assumes that the expected distribution for possible losses and gains for the portfolio can be estimated from the historical behavior of the returns of the market risk factors to which this portfolio is exposed. The returns observed in the past are applied to current operations, generating a distribution of probability of losses and simulated gains that are used to estimate the Historical VaR, according to the 99% confidence level and using a historical period of 1,000 days. Losses and gains from linear operations are calculated by multiplying mark-to-market by returns, while non-linear operations are recalculated using historical returns. The returns used in simulating the movements of risk factors are relative.

Regarding the Stressed VaR model, the calculation is performed for a time horizon of 10 working days, considering the 99% confidence level and simple returns in the historical period of one year. The historical stress period is periodically calculated for the period since 2004 and can be revised whenever deemed necessary. This can occur when the composition of Itaú Unibanco's portfolios changes significantly, when changes are observed in the results of the simulation of historical returns or when a new market crisis occurs. Losses and gains from linear operations are calculated by multiplying mark to market by returns, while non-linear operations are recalculated using historical returns.

In addition to the use of VaR, Itaú Unibanco carries out daily risk analysis in extreme scenarios through a diversified framework of stress tests, in order to capture potential significant losses in extreme market situations. The scenarios are based on historical, prospective crises and predetermined shocks in risk factors. One factor that has a great influence on the results of the tests, for example, is the correlation between the assets and the respective risk factors, and this effect is simulated in several ways in the various scenarios tested.

In order to identify its greatest risks and assist in the decision-making of treasury and senior management, the results of stress tests are assessed by risk factors, as well as on a consolidated basis.

The effectiveness of the VaR model is proven by backtesting techniques, by comparing hypothetical and actual daily losses and gains, with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the established VaR limits must be compatible, within an acceptable statistical margin, with three different confidence intervals (99%, 97.5% and 95%), in three different historical windows (250, 500 and 750 working days). This includes nine different samples, therefore ensuring the statistical quality of the historical VaR hypothesis.

Itaú Unibanco has a set of processes, which are periodically executed by the internal control teams, whose objective is to independently replicate the metrics that influence market risk capital by internal models. In addition to the results of the periodic processes, Itaú Unibanco assesses the process of measuring time horizons by risk factors and the estimate of the stress period for calculating the stressed VaR. The validation of the internal model includes several topics considered essential for the critical analysis of the model, such as, the evaluation of the model's limitations, the adequacy of the parameters used in the volatility estimate and the comprehensiveness and reliability of the input data.

MR2: RWA flow statements of market risk exposures under an IMA

Exposures subject to market risk

The following table presents the exposures subject to market risk in the internal models approach, for calculating the capital requirement.

R$ million	VaR	Stressed VaR	Other	Total RWA_{MINT}
RWA_{MINT} - 12/31/2022	**5,550**	**6,655**	**10,892**	**23,097**
Movement in risk levels	(363)	1,446	-	1,083
Updates/changes to the internal model	-	-	-	-
Methodology and regulation	-	-	-	-
Acquisitions and disposals	-	-	-	-
Foreign exchange movements	445	830	-	1,275
Other	-	-	(440)	(440)
RWA_{MINT} - 03/31/2023	**5,632**	**8,931**	**10,452**	**25,015**

The increase in RWA_{MINT} compared to the previous quarter was mainly due to the increase in stressed VaR.

MR3: IMA values for trading portfolios

The following table presents the VaR and stressed VaR values determined by the internal market risk models.

R$ million	03/31/2023
VaR (10 days, 99%)	
Maximum value	240
Average value	100
Minimum value	57
Quarter end	75
Stressed VaR (10 days, 99%)	
Maximum value	424
Average value	236
Minimum value	170
Quarter end	170

There was no relevant variation from the previous quarter for both VaR and stressed VaR.

MR4: Comparison of VaR estimates with gains/losses

Backtesting

The effectiveness of the VaR model is validated by backtesting techniques, comparing daily hypothetical and actual results with the estimated daily VaR. The daily VaR is calculated over a one-day maintenance horizon, according to the 99% confidence level and using a historical period of 1,000 days. The percentage of capital requirement associated with this model is 100%.

The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into:

- Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;

- Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and

- Red (10 or more exceptions): need for improvement actions.

The following chart shows the comparison between VaR and actual and hypothetical results:


VaR, actual and hypothetical P&L comparison
R$ Millions
100
50
0
-50
-100
-150
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Hypothetical P&L
Actual P&L
VaR
Exceptions for hypothetical losses
Exceptions for actual losses

The exceptions in relation to the hypothetical results occurred at 11/10/2022, in the amount of R$ 4,9 million. This excess was caused by the increased level of local interest market volatility on that day.

In relation to the actual results, there was no excess.

The actual results do not include fees, brokerage fees and commissions. There are no profit reserves.

Total Exposure associated with Derivatives

The main purpose of the derivative positions is to manage risks in the Trading Book and in the Banking Book in the corresponding risk factors.

Derivatives: Trading and Banking

R$ million								03/31/2023
	With Central Counterparty				Without Central Counterparty			
	Onshore		Offshore		Onshore		Offshore	
Risk Factors	Long	Short	Long	Short	Long	Short	Long	Short
Interest Rates	72,254	(264,325)	18,957	(10,213)	1,173,382	(557,357)	101,419	(105,006)
Foreign Exchange	200,827	(168,189)	66,068	(88,607)	24,392	(55,862)	354,595	(335,514)
Equities	6,630	(5,193)	274	(758)	66	(838)	-	(3)
Commodities	1,857	(2,573)	5	(22)	685	-	-	-

IRRBBA: IRRBB risk management objectives and policies

BACEN's (Central Bank of Brazil) Circular 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book.

For the purposes of this Circular, are defined:

- ΔEVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario;

- ΔNII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario.

The sensibility analysis introduced here are just a static evaluation of the portfolio interest rate exposure, and, therefore, don´t consider the dynamic management of the treasury desk and risk control areas, which hold the responsibility for measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, it is highlighted, though, the results presented do not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose and to demonstrate the principle protection actions, considering the instruments fair value, apart from any accounting practices adopted by Itaú Unibanco.

The institution uses an internal model to measure ΔEVE and ΔNII. ΔEVE results do not represent immediate impact in the stockholders' equity. Meanwhile, ΔNII results indicate potential volatility in the projected interest rates results.

In compliance with the circular 3,876, the following demonstrates qualitative and quantitative details of risk management for IRRBB in Itaú Unibanco.

Framework and Treatment

Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book.

The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank's results.

The interest rate risk managing on transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limits structure and alerts approved specifically for these purpose, which is sensitive due to different levels and classes of market risk.

The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank's risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests.

The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge.

All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit.

The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ΔEVE and ΔNII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits.

In the process of managing interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and non-linear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ΔEVE and ΔNII metrics.

In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of the instruments.

The banking book consists of asset and liability transactions originating in different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation.

IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries.

Market risk generated from structural mismatches is managed by a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in BACEN Circular 3,082.

The IRRBB model includes a series of premises:

- ΔEVE and ΔNII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components;

- For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits;

- The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption;

Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters.

- Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution's expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
- Market Risk;
- Credit Risk;
- Operational risk;
- Liquidity risk.

In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums.

The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Social, Environmental and Climatic Risks

They are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by the ITAÚ UNIBANCO HOLDING.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risks management, addressing the most significant risks for the Institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles and Clothing, Paper & Pulp, Chemicals & Petrochemicals, Meatpacking, Crop

Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. ITAÚ UNIBANCO HOLDING also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the business areas' activities. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines are: energy, transport, materials and construction, agriculture, food and forestry products.

Model Risk

The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model.

The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others.

Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development, implantation, use and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks.

The performance of the areas responsible for models is evaluated by the Operational Risk and Internal Audit teams to ensure adherence to such policies. The opportunities for improvement found during these assessments are duly addressed with action plans, which are followed up by the 3 lines of defense and by senior management until their conclusion.

Regulatory or Compliance Risk

Regulatory or Compliance risk is the risk of sanctions, financial losses or reputational damage arising from the lack of compliance with legal and regulatory provisions, local and international market standards, internal policies, commitments with regulators, voluntary commitments, in addition to self-regulation codes and codes of conduct adhered by Itaú Unibanco.

This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements and other commitments mentioned above.

This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies.

Reputational Risk

Itaú Unibanco understands reputational risk as the risk arising from internal practices and/or external factors that may generate a negative perception of Itaú Unibanco by customers, employees, shareholders, investors, regulatory bodies, government, suppliers, the press and the society in general. It can impact the bank's reputation, the value of its brand and/or result in financial losses. Besides, this can affect the maintenance of existing business relationships, access to sources of fundraising, the attraction of new business and talent to compose the company's staff or even the license to operate.

The institution believes that its reputation is extremely important for achieving its long-term goals, which is why it seeks the alignment of the speech, the action and the ethical and transparent practice, essential to raise the confidence of Itaú Unibanco's stakeholders. Itaú Unibanco's reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco's governance is structured in a way to ensure that potential risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products, including the use of new technologies.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations, including BACEN Circular 3,978/20 among others, and cooperation with police and judicial authorities. It also seeks a continuously alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training eligible employees.

In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars:

- Policies and Procedures;
- Client Identification Process;
- Know Your Customer (KYC) Process;
- Know Your Partner (KYP) Process;
- Know Your Supplier (KYS) Process;

- Know Your Employee (KYE) Process;
- Assessment of New Products and Services;
- Compliance with Sanctions;
- Monitoring, Selection and Analysis of Suspicious Operations or Situations;
- Reporting Suspicious Transactions to the Regulatory Bodies; and
- Training.

This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee, Risk and Capital Management Commitee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy for Prevention and Fight Against Illegal Acts.

In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities.

Moreover, Itaú Unibanco is committed to protecting corporate information and ensuring client and general public privacy in any transactions. To this end, it has a Corporate Information Security Policy and Cyber Secutity and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications.

The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy on Information Security and Cyber Security.

Country Risk

The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country.

Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits.

Business and Strategy Risk

Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the Risk

Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Contagion Risk

Contagion Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract.

Itaú Unibanco has a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of contagion risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of contagion risk, (iv) the assessment of impact on capital and liquidity and (v) reports.

It is part of the scope of contagion risk governance: Related Party audiences, mainly composed of controllers (individuals and legal entities), entities related to them and controlled and related entities (as defined in Res. 4,693 / 18), foundations, investments in non-consolidated entities, suppliers of critical products and services, assigness, buyers and sellers of relevant assets, third parties with products distributed by Itaú Unibanco and third parties to whom Itaú Unibanco distributes products, besides all the analysis of the international Units.

Emerging Risks

They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as Geopolitical and Macroeconomic risk and Climate Change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

Operational Risk

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution.

Itaú Unibanco internally classifies its risk events in:

- Internal fraud;
- External fraud;
- Labor claims and deficient security in the workplace;
- Inadequate practices related to clients, products and services;
- Damages to own physical assets or assets in use by Itaú Unibanco;
- Interruption of Itaú Unibanco's activities;
- Failures in information technology (IT) systems, processes or infrastructure;

- Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance and Money Laundering Prevention Areas. Among the methodologies and tools used are the self-evaluation and the map of the institution's prioritized risks, the approval of processes, products, the monitoring of key risk indicators and the database of operational losses, guaranteeing a single conceptual basis for managing processes, risks, projects and new products and services.

Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives.

In line with CMN Resolution 4,557, the document "Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance", summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports.

Crisis Management and Business Continuity

Itaú Unibanco's Business Continuity Program's purpose is to protect its employees, ensure the continuity of the critical functions of its business lines and sustain both the stability of the markets in which it operates and the confidence of its customers and strategic partners in its provision of services and products.

It establishes the Business Continuity Plan (PCN), which consists of modular procedures that are available for use in the event of incidents. Bellow are the descriptions/characteristics of the existing plans:

- Disaster Recovery Plan (PRD): resilience strategies that, after technological failures or interruption of the main data center, resume and reestablish critical processes, activities and resources (technological infrastructure, telecommunications, systems, applications and data);

- Workplace Contingency Plan (PCLT): strategies defined so that critical processes and critical products/services continue in operation at an alternative workplace in case the main site becomes inoperable or inaccessible;

- Operational Contingency Plan (PCO): alternatives for the execution of critical processes, whether they are systemic, procedural, or emergency response alternatives.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution:

- Business Impact Analysis (BIA): identifies and assesses the impact on the organization's business, when faced with situations of interruptions in its processes, motivated by failures caused by human, natural, climatic, environmental, social and/or technological risks. The analysis is used to prioritize the recovery of the organization's critical processes and services and to guide business continuity and crisis management strategies;

- Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco's buildings.

Considering the dependence that some processes have on third-party services, the Business Continuity Program conducts an assessment of the risk of unavailability of services provided with a view to resilience to threats of interruption.

Additionally, the institution has a Crisis Management Program implemented on a corporate basis, which aims to manage, with timely and integrated responses, the events of business interruption, natural disasters, environmental, social, infrastructure/operational impacts (including information technology) or any other nature that threaten the image, reputation and/or viability of its processes before its customers, employees, regulators, investors and society.

The Program establishes a frequent flow of acculturation with the company's senior management, as well as a constant analysis of high-impact scenarios and events to establish response plans in line with current threats.

To assess efficiency and identify points for improvement in crisis response plans, tests are carried out at least once a year.

To evaluate the efficiency and identify points for improvement in contingency actions and crisis response plans, tests are carried out, the frequency of which varies according to the plan (at least once a year).

The Business Continuity and Crisis Management Programs are composed of regulatory procedures that define the roles and responsibilities of the teams involved in the programs.

Independent Validation of Risk Models

Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent.

The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674, 3.876 and Resolutions 2,682 and 4,557. The validation stages include:

- Verification of mathematical and theoretical development of the models;
- Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical;
- When applicable, comparison with alternative models and international benchmarks;
- Historical Backtesting of the model;
- Assessment of the adequacy of the implementation of the models in the systems used.

Additionally, the validation area assesses the stress testing program.

The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion.

Glossary of Acronyms

A

- ASF – Available Stable Funding
- AT1 – Additional Tier 1 Capital
- AVA – *Avaliação de Vulnerabilidade e Ameaças*(Threats and Vulnerabilities Analysis)

B

- BACEN - *Banco Central do Brasil* (Central Bank of Brazil)
- BCB - *Banco Central do Brasil* (Central Bank of Brazil)
- BCP – Business Continuity Plan
- BCBS - Basel Committee on Banking Supervision
- BIA – Business Impact Analysis
- BIS – Bank for International Settlements

C

- CCF – Credit Conversion Factor
- CCP – Non-Qualified Central Counterparty
- CCR – Counterparty Credit Risk
- CDP – Carbon Disclosure Project
- CEM - Current Exposure Method
- CEO - Chief Executive Officer
- CET 1 - Common Equity Tier I
- CGRC - *Comitê de Gestão de Risco e Capital* (Risk and Capital Management Committee)
- CMN - *Conselho Monetário Nacional* (National Monetary Council)
- Comef - *Comitê de Estabilidade Financeira* (Financial Stability Committee)
- CRI – Real State Receivables Certificate
- CRM – Credit Risk Mitigation
- CRO - Chief Risk Officer
- CTAM – *Comissão Técnica de Avaliação de Modelos* (Technical Model Assessment Commission)

- CVA - Credit Valuation Adjustment
- CVM - *Comissão de Valores Mobiliários* (Brazilian Securities and Exchange Commission)

D

- DLP - Long- Term Liquidity Statement
- DRL - Liquidity Risk Statement
- D-SIB - Domestic Systemically Important Banks
- DV - Delta Variation

E

- EAD – Exposure at Default
- ECL – Expected Credit Losses
- EMD – *Entidades Multilaterais de Desenvolvimento* (Multilateral Development Entities)
- EP – Equator Principles
- EVE – Economic Value of Equity

F

- FCC - Credit Conversion Credit
- FEBRABAN - Brazilian Federation of Banks
- FIDC - Credit Rights Investment Funds
- FPR - Fator de Ponderação de Risco (Weighting Factor)

G

- GAP - Gap Analysis
- GDP - Gross Domestic Product
- GHG – Greenhouse Gas Protocol
- Greeks – Sensitivities to Various Risk Factors
- G-SIB – Global Systemically Important Banks

H

- HE – Haircut of Execution
- HQLA – High Quality Liquid Assets
- HV – Volatility Haircut

I

- ICAAP – Internal Capital Adequacy Assessment Process
- IMA – Internal Models Approach
- IPV – Independent Price Verification
- IRRBB – Interest Rate Risk in the Banking Book
- IT – Information Technology

K

- KYC – Know your Customer
- KYP – Know your Partner
- KYS – Know your Supplier
- KYE – Know your Employee

L

- LCR – Liquidity Coverage Ratio
- LMM - *Limite de Mitigação Máxima* (Maximum Mitigation Limit)

M

- MtM - Mark to Market

N

- NII – Net Interest Income
- NSFR – Net Stable Funding Ratio

O

- OTC – Over-the-Counter

P

- PCN – *Plano de Continuidade de Negócios* (Business Continuity Plan)
- PCLT – *Plano de Contingência de Local de Trabalho* (Workplace Contingency Plan)
- PCO – *Plano de Contingência Operacional* (Operational Contingency Plan)
- PCR – Potential Credit Risk
- PR – *Patrimônio de Referência* (Total Capital)
- PRD – *Plano de Recuperação de Desastres* (Disaster Recovery Plan)

- PRI – Principles for Responsible Investments

- PVA – Prudent Valuation Adjustments

Q

- QCCP – Qualified Central Counterparties

R

- RA – Leverage Ratio
- RAS – Risk Appetite Statement
- RSF – Required Stable Funding
- RWA - Risk Weighted Assets
- RWA_{CPAD} - Portion relating to exposures to credit risk
- RWA_{CPrNB} - amount of risk-weighted assets corresponding to credit risk exposures to the non-banking private sector, calculated for jurisdictions whose ACCPi is different from zero
- RWA_{MINT} - Portion relating to exposures to market risk, using internal approach
- RWA_{MPAD} - Portion relating to exposures to market risk, calculated using standard approach
- RWA_{OPAD} - Portion relating to the calculation of operational risk capital requirements

S

- SA – Joint-Stock Company
- SAC - *Social, Ambiental e Climático* (Social, Environmental and Climatic)
- SA-CCR – Standardised Approach to Counterparty Credit Risk
- SFN – *Sistema Financeiro Nacional*(National Financial System)
- SFT – Securities Financing Transactions

T

- TCFD – Task Force on Climate-Related Financial Disclosures
- TLAC – Total Loss-Absorbing Capacity
- TVM - *Títulos de valores mobiliários*(Securities)

V

- VaR - Value at Risk

Glossary of Regulations

- BACEN Circular No. 3,644, of March 4th, 2013
- BACEN Circular No. 3,646, of March 04th, 2013
- BACEN Circular No. 3,674, of October 31st, 2013
- BACEN Circular No. 3,748, of February 26th, 2015
- BACEN Circular No. 3,749, of March 05th, 2015
- BACEN Circular No. 3,751 of March 19th, 2015
- BACEN Circular No. 3,769, of October 29th, 2015
- BACEN Circular No. 3,809, of August 25th, 2016
- BACEN Circular No. 3,846, of September 13rd, 2017
- BACEN Circular No. 3,869, of December 19th, 2017
- BACEN Circular Letter No. 3,907 of September 10th, 2018
- BACEN Circular Letter No. 3,876 of January 31st, 2018
- BACEN Circular Letter No. 3,082 of January 30th, 2012
- BACEN Circular Letter No. 3,978 of January 23rd, 2020
- BACEN Communication No. 39.864 of March 2th, 2023
- BCB Resolution No. 54, of December 16th, 2020
- BCB Resolution No. 111, of July 6th, 2021
- CMN Resolution No. 2,682, of December 22nd, 1999
- CMN Resolution No. 4,955, of October 21st, 2021
- CMN Resolution No. 4,958, of October 21st, 2021
- CMN Resolution No. 4,327, of April 25th, 2014
- CMN Resolution No. 4,502, of June 30th, 2016
- CMN Resolution No. 4,557, of February 23rd, 2017
- CMN Resolution No. 4,589, of June 29th, 2017
- CMN Resolution No. 4,693, of October 29th, 2018